Exhibit 99.1

Yingli Green Energy Americas, Inc.

East Coast Office	West Coast Office
245 5th Ave., Suite 2301	601 California St., Suite 1150
New York, NY 10016	San Francisco, CA 94108
F +1.212.686.8806	F +1.415.788.8821

YINGLISOLAR.COM

NYSE:YGE

Headquarters
3099 North Chaoyang Avenue
Baoding 071051 China

Yingli Green Energy Responds to U.S. Department of Commerce’s Preliminary Decision on Anti-Dumping Tariffs for Chinese Solar Cells and Modules

BAODING, CHINA — May 17, 2012 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic (“PV”) manufacturers, which markets its products under the brand “Yingli Solar”, today commented on the preliminary anti-dumping tariff decision by the Department of Commerce regarding the import of Chinese PV cells and PV modules to the United States. According to the decision, Yingli will be part of the separate rates group, subject to a preliminary anti-dumping tariff of 31.18%. This is following the March 20th preliminary decision on anti-subsidy tariffs, where Yingli was given a negligible amount of 3.61%.

“We felt validated after the Department of Commerce’s preliminary CVD decision in March, which determined that we are not being substantially subsidized as the petitioners claim. Today’s preliminary anti-dumping tariff recommendation was not unexpected given the historical tariff levels in these types of cases. We will continue to aggressively defend ourselves and remain optimistic that we will persevere in the final determination,” said Robert Petrina, Managing Director of Yingli Green Energy Americas, Inc., the Company’s operating subsidiary in the U.S. “The overwhelming majority of the U.S. solar industry supports access to affordable solar energy and fair market trade. We are grateful to the tens of thousands of U.S. solar installers, developers, manufacturers, and suppliers who stand behind us today.”

The Department of Commerce’s recent rulings are preliminary findings. No final tariff decisions will be made until both the Department of Commerce and the International Trade Commission complete their investigations, which are scheduled to occur before the end of 2012.

“As we’ve stated before, tariffs are disruptive and destructive for the entire solar industry,” said Mr. Liangsheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “We remain fully committed to serving the U.S. market irrespective of the outcome of these proceedings, and we will continue to strive for a global, competitive marketplace.”

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), which markets its products under the brand “Yingli Solar,” is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. Currently, Yingli Green Energy maintains a balanced vertically integrated production capacity of 1,700 MW per year. Capacity expansion projects of an additional 750 MW in total are under construction in Baoding, Haikou, Tianjin and Hengshui, which are expected to increase the Company’s total nameplate production capacity to 2,450 MW by the end of 2012. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 20 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit www.yinglisolar.com.

YINGLI GREEN ENERGY CONTACTS:

In China:

Qing Miao

Director of Investor Relations

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

E-mail: ir@yinglisolar.com

In the Americas:
Helena Kimball
Head of Marketing
Yingli Green Energy Americas, Inc.
Tel: +1 603 5915812
E-mail: helena.kimball@yingliamericas.com

In Europe:
Rebecca Jarschel
Marketing Communications Manager
Yingli Green Energy Europe GmbH
Tel: +49 89 540303412
E-mail: rebecca.jarschel@ygee.eu